SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

		Year Ended December 31,
		2015		2014		2013

Earnings
	Pre-tax net income	$79,383		$46,909		$33,715
	Add:
	Fixed charges	59,251		46,990		40,490
	Noncontrolling interests	30		43		—
	Earnings, as adjusted	$138,664		$93,942		$74,205

Fixed charges
	Interest expensed and capitalized	$53,972		$42,923		$37,851
	Amortized premiums, discounts and capitalized expenses related to indebtedness	5,246		4,035		2,609
	Estimate of interest within rental expense	33		32		30
	Fixed charges, as adjusted	59,251		46,990		40,490
	Preferred stock dividends	10,242		10,242		7,966
	Combined fixed charges and preferred stock dividends	$69,493		$57,232		$48,456

	Ratio of earnings to fixed charges	2.34	x	2.00	x	1.83	x

	Ratio of earnings to combined fixed charges and preferred stock dividends	2.00	x	1.64	x	1.53	x